Paul Hastings LLP

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    May 15, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on April 13, 2023 by Ms. Anu Dubey and on April 19, 2023 by Ms. Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s information statement/prospectus on Form N-14, which contains proposed disclosure with respect to the reorganization of the Matthews Korea Fund, an existing series of the Registrant (the “Target Fund”), into the Matthews Korea ETF, a newly-created series of the Registrant (the “Acquiring Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Form N-14, unless otherwise indicated. Revised disclosure intended to address these comments will be included in an amended Form N-14 to be filed soon after the date of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.

Comment: On page ii, numerical (4) states as follows: “Reorganizing the Target Fund into the Acquiring Fund may provide some enhanced tax efficiency for the Acquiring Fund, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure.” Please clarify the meaning of this benefit. To which portfolio transactions are you referring, and why do ETFs generally experience fewer of those transactions than mutual funds?

Response: Comment accepted. This active ETF will generally effect purchase and redemption orders using cash (as opposed to through in-kind transactions that are typically used by most index exchange-traded funds) as the Korean securities market does not permit the free transfer of securities from one beneficial owner to another. Although in-kind redemptions are more tax-efficient than cash redemptions because the ETF’s portfolio securities do not need to be sold to generate cash proceeds, the ETF’s purchase and redemption orders in cash using creation units are still expected to have less of a tax impact compared to the mutual fund structure. A mutual fund

Securities and Exchange Commission

May 15, 2023

needs to stand ready to handle purchase and redemption orders every trading day, which means that those transactions occur more frequently than creation unit orders. In the experience of the Registrant, despite using cash creation units, overall portfolio turnover caused by redemptions has been materially less and is expected to be materially less for the ETFs compared to the mutual funds, which results in less significant and more manageable tax impacts.

2.

Comment: The last paragraph on page ii states that “in order to receive shares of the Acquiring Fund as part of the Reorganization, you must hold your shares of the Target Fund through a brokerage account that can accept shares of an ETF (the Acquiring Fund). If you do not hold your shares of the Target Fund through that type of brokerage account, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.” Please disclose how a shareholder would know whether their brokerage account is the type that can accept shares of an ETF. This disclosure occurs later in the filing (see the following bolded sentence on page x: “If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please call 1-800-789-ASIA (2742) or contact your financial advisor or other financial intermediary.”). Please also include that disclosure on page ii.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

3.        Comment: Also with respect to the last paragraph on page ii, please separate each fact pattern or piece of information as a separate bullet point to make the paragraph easier to read.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

4.        Comment: Please revise the last paragraph on page iv that begins with “If you remain a shareholder of the Target Fund…” to structure that paragraph as a series of bullets, in order to make it easier to read.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

5.        Comment: The last paragraph on page iv states: “If you hold your Target Fund shares through a fund direct individual retirement account (“IRA”) or Coverdell savings account and do not take action prior to the Reorganization, your Target Fund shares will be exchanged for shares of [    ] equal in value to the NAV of your Target Fund shares.” Please a) disclose what the Target Fund shares will be exchanged for in this instance, and b) explain why shareholders who hold Target Fund shares through these types of accounts will be exchanged for something other than Acquiring Fund shares. Depending on the Registrant’s response, the Staff may have additional comments.

Response: Comment accepted. Shares of the Target Fund held through a fund direct IRA or Coverdell savings account will be exchanged for Wealth shares of Dreyfus Government Cash Management (DGQXX), because those account types are not able to hold shares of the Acquiring Fund. The Registrant is aware of other mutual fund-to-ETF conversions that have handled the conversion of shares held in non-accommodating accounts in a similar manner,1 but have exchanged shares held in such accounts for shares of an in-house money market fund. The Registrant does not operate a money market fund, and as such has chosen DGQXX, which is operated by an affiliate of

1 See, e.g, the combined information statement/prospectus filed by J.P. Morgan Exchange-Traded Fund Trust on February  23, 2022, at https://www.sec.gov/Archives/edgar/data/1485894/000119312522050063/d245450d497.htm .

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May 15, 2023

BNY Mellon Investment Servicing (US) Inc., the transfer agent of the Acquiring Fund and the Target Fund, to facilitate the orderly exchange and transition for such non-accommodating accounts.

6.        Comment: With respect to the first question and answer on page vii – “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?” – please supplementally explain in detail why moving from an advisory fee with a conventional management fee to a unitary fee is not a “materially different” contract requiring shareholder approval under Rule 17a-8(a)(3)(ii). In your response, please address any difference in the amount of the fee to be paid to the advisor for advisory services under the Target Fund’s advisory agreement versus the Acquiring Fund’s advisory agreement.

Response: Comment accepted. Determining whether there are material differences in services provided to the Target Fund under the Investment Advisory Agreement (the “Fund Advisory Agreement”) compared to the advisory services that will be provided to the Acquiring Fund under the Investment Management Agreement (the “ETF Management Agreement”) requires considering whether the services are substantially equivalent and whether the applicable fees are the same or less under the ETF Management Agreement.

The advisory services that will be provided to the Acquiring Fund will be substantially the same under the ETF Management Agreement as are currently provided to the Target Fund under the Fund Advisory Agreement. The ETF Management Agreement obligates Matthews to provide both advisory services and administrative services to the ETFs, such as the Acquiring Fund, and also makes Matthews responsible for a range of operating expenses of the Korea ETF. The additional services provided to the Acquiring Fund under the ETF Management Agreement will be substantially similar to those administrative services provided under the Services Agreement with respect to the Target Fund, except for certain differences in the structure of shareholder activity for a mutual fund compared to an ETF.

With respect to fees, the Fund Advisory Agreement applies to the Target Fund as part of the family price structure, which means that the advisory fee for the Target Fund under the Fund Advisory Agreement depends on the combined assets of all funds subject to the family price structure. Currently under the family pricing arrangement for the Target Fund, its advisory fee rate is approximately 67 bps. The ETF Management Agreement provides for a total fee rate of 79 bps for all advisory and administrative services as well as various operating expenses. Based on Matthews’ analysis, the portion of that fee attributable to advisory services would 61 bps, which is below the 67 basis points currently charged to the Target Fund. In order for the effective advisory fee rate on the Target Fund to fall to 61 basis points, the assets of the family-priced funds (assuming proportional growth for the Target Fund) would need to reach approximately $149 billion, or the Target Fund on its own would need to reach approximately $27 billion. Hence the Acquiring Fund will receive the same services for a lower cost, except under a situation of extreme asset growth. To protect against that remote outcome, Matthews has agreed to a fee waiver agreement, pursuant to which Matthews will reduce the management fee for the Acquiring Fund to the extent that the total expense ratio of the institutional class shares of any fund included within the family-priced structure falls below 79 bps. That step ensures that the Acquiring Fund will never pay more for advisory services than it would have as the Target Fund and, therefore, there are no material adverse differences in the advisory agreement for purposes of Rule 17a-8.

Securities and Exchange Commission

May 15, 2023

7.        Comment: With respect to the answer to the last question on page vii – “Will I be subject to additional ETF-specific structural risks as a shareholder of the Acquiring Fund?” – please begin the answer with “Yes.”

Response:        Comment accepted. The Registrant will revise the disclosure accordingly.

8.        Comment: On page viii, in response to the question “Who will pay the costs in connection with the Reorganization?”, please revise the disclosure to state that the Funds will bear the costs associated with the Reorganization and then will be reimbursed for those costs by Matthews, which will waive fees or reimburse expenses to offset the costs incurred by the Funds. The Staff recognizes that the current language comes directly from the Agreement and Plan of Reorganization, but the Staff believes that the revised disclosure is a more accurate description of how the costs of the Reorganization will be allocated. Please apply this comment through the filing.

Response:    Comment accepted. The Registrant will revise that disclosure as follows: “Matthews will ultimately pay for the costs incurred by the Funds associated with the Reorganization (including the legal costs associated with the Reorganization). For certain expenses (e.g., printing and mailing), the ~~by waiving fees or reimbursing expenses to offset the costs incurred by the~~ Target Fund and Acquiring Fund will first pay the costs associated with the Reorganization, but Matthews will offset these costs through fee waivers or expense reimbursements, excluding any brokerage fees and expenses incurred by the Funds related to the disposition and acquisition of assets in connection with the Reorganization. For legal costs, Matthews has determined that it will pay for the costs incurred by the Funds in connection with the Reorganization directly.” The Registrant will revise the disclosure accordingly, as well as the Agreement and Plan of Reorganization.

9.        Comment: On page 3 and throughout the filing, please add hyperlinks to the materials incorporated by reference in each place those materials are incorporated by reference, and specifically state that those materials are incorporated by reference.

Response:        Comment accepted. The Registrant will revise the disclosure accordingly.

10.        Comment: With respect to the second bullet on page 3, please confirm that the Acquiring Fund prospectus in which the disclosure is contained will be effective prior to the date this Form N-14 is effective. Otherwise, that prospectus cannot be incorporated by reference.

Response:    Comment accepted. The Registrant filed the prospectus for the Acquiring Fund as part of the annual update to its registration statement, which became effective on April 28, 2023.

11.        Comment: In the second to last paragraph on page 8, it states that “while the tax treatment of ETFs and mutual funds is the same, the mechanics of the creation and redemption process for ETFs allow ETFs to acquire securities in-kind and redeem securities in-kind, which generally allows shareholders of an ETF to defer the realization of capital gains as the result of the ETF’s portfolio transactions. However, it is intended that the Acquiring Fund will create and redeem entirely or in part on a cash basis.” If redeeming on a cash basis creates any additional special risks in relation to the new ETF structure, please add those risks in the answer to the question “Will I be subject to additional ETF-specific structural risks as a shareholder of the Acquiring Fund?”

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May 15, 2023

Response: Comment accepted. The Registrant will revise the disclosure to reference cash redemption risk, which is described on page 36 of the filing under “ETF Risks”.

12.        Comment: On page 9 in the second paragraph under the question “How will the Reorganization affect me?” it states: “If you do not currently hold your shares of the Target Fund through a brokerage account that can hold shares of the Acquiring Fund, please see the separate Q&A that accompanies this Information Statement/Prospectus, for additional actions that you must take to receive shares of the Acquiring Fund as part of the Reorganization.” Please refer to the page on which that separate Q&A appears to make it easier to find.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

13.        Comment: On page 13, the second sentence of the second paragraph states, “You may refer to the applicable Acquiring Fund prospectus accompanying this Information Statement/Prospectus under the section entitled “Purchase and Sale of Fund Shares” for the procedures applicable to purchases and redemptions of the shares of the Acquiring Fund.” Please note that this disclosure is also problematic if the Acquiring Fund prospectus is not effective before the filing of the amended N-14.

Response:        Comment acknowledged. The Registrant filed the Acquiring Fund prospectus as part of the annual update to its registration statement, which became effective on April 28, 2023.

14.        Comment: On page 17, please change the footnote after “Other Expenses” in the fee table from (2) to (1), as there is only one footnote.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

15.        Comment: In the Expense Example on page 17, please delete the bracketed disclosure relating to fee waivers and expense reimbursements, as there are no waivers or reimbursements noted in the fee table.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

16.        Comment: On page 21, in relation to the Operating Expenses Agreement dated November 4, 2003, please disclose whether or not Matthews will continue to have the ability to recoup expenses waived for the Target Fund from the Acquiring Fund post-Reorganization.

Response: Comment accepted. The Registrant will revise the disclosure to state that Matthews will not have the ability to recoup previous expenses waived for the Target Fund from the Acquiring Fund after the Reorganization closes. The Registrant also notes that the Target Fund currently has no expenses eligible for recoupment.

17.        Comment: With respect to the Fee Waiver Agreement described on pages 21-22, please explain supplementally why this agreement is not reflected in the fee table for the Target Fund.

Response: Comment accepted. Pursuant to the Fee Waiver Agreement, Matthews will waive a portion of the fee payable under the Advisory Agreement and a portion of the fee payable under the Services Agreement for any Family-Priced Fund with average daily net assets are over $3 billion. As of December 31, 2022, the Target Fund had approximately $80 million in net assets, and therefore the fee waiver is not yet applicable to this Fund.

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May 15, 2023

18.        Comment: The Acquiring Fund’s Management Agreement is described on page 22. Please supplementally explain why that agreement is dated June 30, 2022, instead of the date the Acquiring Fund becomes operational.

Response: Comment accepted. The Acquiring Fund will be added as an additional series to the existing Investment Management Agreement dated June 30, 2022, between the Registrant and Matthews.

19.        Comment: The fifth bullet on page 24 describes a fee waiver with respect to the Acquiring Fund. This is the first time in the filing that the Staff noted disclosure about such a fee waiver. Please disclose the waiver earlier in the filing and describe the terms of the waiver, including how long it will last, who can terminate it, and whether or not Matthews has the ability to recoup waived expenses.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

20.        Comment: Under Item 17 in Part C, please add an additional undertaking to file a tax opinion when the Reorganization closes.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

21.        Comment: On the signature page, please identify the Principal Financial Officer.

Response: Comment accepted. The Registrant will identify Shai Malka as both the Principal Financial Officer and Principal Accounting Officer.

Accounting Comments

22.        Comment: With respect to the fee and expense table, please confirm that the fee/expense waiver is pursuant to a contractual obligation.

Response: Comment acknowledged. There is no fee waiver included in the fee table for the Target Fund or the Acquiring Fund, but the Registrant will remove the reference to fee waivers and expense reimbursements in the Example.

23.        Comment: Under the tax disclosure on page 28 of the prospectus, with respect to the reference to the capital loss carryforward, please also state the dollar amount of that item.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

May 15, 2023

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC